ATCO
GROUP

Corporate Office

[redacted]

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

08001435

March 3, 2008

SUPPL

SEC
Mail Processing
Section

MAR 21 2008

Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza
450 – 5 Street NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- News Release dated February 14, 2008
- News Release dated February 20, 2008
- Form 13-502F1 – Class 1 Reporting Issuers – Participation Fee
- Consolidated Financial Statements for the year ended December 31, 2007
- Form 52-109F1 – Certification of Annual Filings - CFO
- Form 52-109F1 – Certification of Annual Filings - CEO
- Management's Discussion and Analysis for the year ended December 31, 2007
- 2007 Annual Information Form
- Notice of meeting and record dates

3

PROCESSED
MAR 31 2008
THOMSON
FINANCIAL

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

Encl.

dw 3/27

FILE NO. 82-34745

ATCO News Release

ATCO LTD
Corporate Head Office: 1400, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500

For Immediate Release

February 14, 2008

ATCO LTD. TO RELEASE 2007 YEAR-END RESULTS WEDNESDAY, FEBRUARY 20, 2008

CALGARY, Alberta – ATCO Ltd. (TSX: ACO.X, ACO.Y) will release its financial results for the fourth quarter and the full year ended December 31, 2007 on Wednesday, February 20, 2008. The news release will be distributed via www.marketwire.com and the results, including Financial Statements, Management's Discussion & Analysis and the Annual Information Form, will be posted on www.atco.com.

ATCO Ltd., an Alberta-based worldwide organization of companies with assets of approximately $7.8 billion and more than 7,000 employees, is comprised of three main business divisions: Power Generation; Utilities (natural gas and electricity transmission and distribution) and Global Enterprises, with companies active in industrial manufacturing, technology, logistics and energy services.

More information about ATCO Ltd. can be found on its website www.atco.com.

For further information, please contact:

K.M. (Karen) Watson
Senior Vice President &
Chief Financial Officer
ATCO Ltd.
(403) 292-7502

Forward-Looking Information:

Certain statements contained in this news release may constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

The forward-looking statements contained in this news release represent the Corporations' expectations as of the date hereof, and are subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

ATCO News Release

ATCO LTD.
Corporate Head Office: 1400, 909 - 11 Avenue S.W., Calgary, Alberta T2R 1N6 Tel: (403) 292-7500

For Immediate Release

February 20, 2008

ATCO REPORTS RECORD 2007 EARNINGS OF $250.8 MILLION

CALGARY, Alberta – **ATCO Ltd. (TSX: ACO.X, ACO.Y)**

Record earnings of $250.8 million ($4.31 per share) for the year ended December 31, 2007, compared to earnings of $207.0 million ($3.48 per share) for the year ended December 31, 2006 were reported today by ATCO Ltd.

"ATCO's 2007 record earnings were generated by all three of our diverse business divisions; Power Generation, Utilities and Global Enterprises," said Nancy Southern, President and Chief Executive Officer, ATCO Group. "The earnings reflect continued growth in our utility customer base, good performance from our power generation plants, an exceptional year at ATCO Structures with award winning projects like the 2,500 person Albian Sands Village and the impact of various income tax adjustments."

ATCO also reported an increase in "adjusted earnings" in 2007, which excludes certain items not in the normal course of business or a result of day-to-day operations. Adjusted earnings for the year ended December 31, 2007 were $221.0 million ($3.79 per share) compared to $190.5 million ($3.20 per share) for the year ended December 31, 2006. Details are provided in the table below.

Earnings for the three months ended December 31, 2007, were $63.8 million ($1.10 per share), compared to earnings of $56.0 million ($0.95 per share) for the same three months of 2006. Adjusted earnings for the three months ended December 31, 2007 were $47.1 million ($0.81 per share), compared to adjusted earnings of $56.0 million ($0.95 per share) for the same three months of 2006.

RECENT DEVELOPMENTS

- ATCO Structures was awarded the Top Industrial project by Alberta Construction Magazine for Shell Canada's Albian Village.
- ATCO Gas began servicing its one millionth customer in Alberta as the utility managed robust growth in the province.
- ATCO Power reported on November 5, 2007 that the 1,000 megawatt Barking Power Plant in East London, England, of which ATCO Power owns 25.5%, experienced an unplanned outage on 60% of the plant capacity. This outage reduced ATCO's 2007 earnings by $4.7 million ("Barking Outage"). The plant is expected to resume operations in March 2008. Business interruption and property insurance is expected to cover the majority of the outage losses after December 9, 2007.
- ATCO I-Tek, for the second consecutive year, received the "Top Customer Satisfaction Award in North American Energy Industry" for its operation of the ATCO Gas and ATCO Electric Call Centre.
- ATCO Electric received all regulatory approvals to proceed with construction of a new 226 kilometre transmission line required to support increasing power needs in fast-growing northwest Alberta. The 240-kilovolt line, which will extend from the Wabasca area to the Peace River region, is expected to be completed by March 31, 2010 at an estimated project cost of $210 million.

[continued]

Financial Summary and Reconciliation of Adjusted Earnings	For the Three Months Ended December 31		For the Twelve Months Ended December 31	
	2007	2006	2007	2006
($ Millions except per share data)	*(unaudited)*			
Reported Earnings	**63.8**	56.0	**250.8**	207.0
Sale of Property	**-**	-	**-**	(11.7)
H.R. Milner Income Tax Reassessment	**-**	-	**-**	6.4
2006 Changes in Income Taxes and Rates	**-**	-	**-**	(9.3)
Calgary Stores Block Gain	**-**	-	**-**	(1.9)
2007 Changes in Income Taxes and Rates	**(10.3)**	-	**(12.4)**	-
2007 Changes in Preferred Share Taxes	**-**	-	**(10.9)**	-
ATCO Power Mark-to Market Adjustment	**(1.4)**	-	**(1.5)**	-
ATCO Gas Tax Reassessments	**(5.0)**	-	**(5.0)**	-
Adjusted Earnings (1)	**47.1**	56.0	**221.0**	190.5
Earnings per share	**1.10**	0.95	**4.31**	3.48
Adjusted Earnings per share (1)	**0.81**	0.95	**3.79**	3.20
Revenues	**775.4**	809.4	**2,901.8**	2,860.9
Funds generated by operations (2)	**207.2**	191.5	**846.6**	757.6

(1) This measure is not defined by Generally Accepted Accounting Principles and may not be comparable to similar measures used by other companies.

(2) This measure is cash generated from operations before changes in non-cash working capital and is not defined by Generally Accepted Accounting Principles. This measure may not be comparable to similar measures used by other companies.

Adjusted earnings for the twelve months ended December 31, 2007, increased primarily due to increased business activity in ATCO Structures, colder temperatures, higher sales per customer and customer growth in ATCO Gas, and the timing and demand of natural gas storage capacity sold, higher storage fees and higher margins for natural gas liquids (NGL) extraction in ATCO Midstream. This increase was partially offset by increased operation and maintenance and depreciation expenses in ATCO Gas due to customer growth and increased capital expenditures, and lower earnings in ATCO Power's and ATCO Resources' Alberta generating plants due to lower spark spreads realized on sales of electricity and the impact of the Barking Outage.

Adjusted earnings for the three months ended December 31, 2007, decreased primarily due to lower earnings in ATCO Power's and ATCO Resources' Alberta generating plants due to lower spark spreads realized on sales of electricity and the impact of the Barking Outage. This decrease was partially offset by increased manufacturing in ATCO Structures' operations in Canada and South America, and higher prices and volumes of natural gas processed for NGL extraction operations in ATCO Midstream.

Revenues for the twelve months ended December 31, 2007, increased primarily due to increased business activity in ATCO Structures, colder temperatures, higher sales per customer and customer growth in ATCO Gas, and the timing and demand of natural gas storage capacity sold and higher storage fees in ATCO Midstream. This increase was partially offset by the refund of future income tax balances, which also reduced income tax expense, resulting from the ATCO Electric 2007-2008 General Tariff Application Decision received in the third quarter of 2007, lower natural gas fuel purchases recovered on a "no-margin" basis and the impact of the Barking Outage in ATCO Power, and lower prices and volumes of natural gas processed for NGL extraction in ATCO Midstream.

Revenues for the three months ended December 31, 2007, decreased primarily due to lower sales in ATCO Power's and ATCO Resources' Alberta generating plants due to lower Alberta Power Pool prices and the impact of the Barking Outage. This decrease was partially offset by higher prices and volumes of natural gas processed for NGL extraction operations in ATCO Midstream, and the recording of green house gas emission fees recovered by Alberta Power (2000) from its customers. It is anticipated that the Power Purchase Arrangements will allow Alberta Power (2000) to recover most of the costs associated with complying with these recent changes in environmental laws.

[continued]

Funds generated by operations for the twelve months ended December 31, 2007, increased primarily due to higher earnings and increased deferred availability incentives in Alberta Power (2000). **Funds generated by operations for the three months ended December 31, 2007,** increased primarily due to increased deferred availability incentives in Alberta Power (2000).

ATCO Ltd.'s consolidated financial statements, and management's discussion and analysis of financial condition and results of operations for the three and twelve months ended December 31, 2007, will be available on ATCO Ltd.'s website (www.atco.com) or via SEDAR (www.sedar.com) or can be requested from the Corporation.

ATCO Ltd., an Alberta-based worldwide organization of companies with assets of approximately $8.0 billion and more than 7,800 employees, is comprised of three main business divisions: Power Generation, Utilities (natural gas and electricity transmission and distribution) and Global Enterprises (industrials, technology, logistics and energy services).

For further information, please contact:

K.M. (Karen) Watson
Senior Vice President &
Chief Financial Officer
ATCO Ltd.
(403) 292-7502

Forward-Looking Information:

Certain statements contained in this news release may constitute forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "plan", "expect", "may", "will", "intend", "should", and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in the forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of regulatory decisions, competitive factors in the industries in which the Corporation operates, prevailing economic conditions, and other factors, many of which are beyond the control of the Corporation.

The forward-looking statements contained in this news release represent the Corporations' expectations as of the date hereof, and are subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

FILE NO. 82-34745

ATCO

GROUP

ATCO Ltd.

FORM 13-502F1

CLASS I REPORTING ISSUERS - PARTICIPATION FEE

For the Year Ending December 31, 2007

FORM 13-502F1
CLASS I REPORTING ISSUERS - PARTICIPATION FEE

Reporting Issuer Name:			**ATCO Ltd.**
Fiscal year end date used to calculate capitalization:			**December 31, 2007**

1. Class 1 Reporting Issuers

Market value of listed or quoted securities:

Class I Non-Voting Shares:			
Total number of securities outstanding as at the most recent fiscal year end:		51,512,046	
Simple average of the closing price as of the last trading day of each month of the fiscal year (1)	X	$54.15	
Market Value of Class		$2,789,377,000	$2,789,377,000 (A)
Class II Voting Shares:			
Total number of securities outstanding as at the most recent fiscal year end:		6,940,018	
Simple average of the closing price as of the last trading day of each month of the fiscal year (1)	X	$53.96	
Market Value of Class		$374,483,000	$374,483,000 (B)
Series 3 Preferred Shares			
Total number of securities outstanding as at the most recent fiscal year end:		6,000,000	
Simple average of the closing price as of the last trading day of each month of the fiscal year (1)	X	$27.04	
Market Value of Class		$162,240,000	$162,240,000 (C)
Market value of other securities:			- (D)
Capitalization		(A+B+C+D)	$3,326,100,000
Participation Fee			$29,700

Notes:
(1) See Schedule A

Schedule A

Simple Average of Closing Price On
Last Trading Day of Each Month of 2007

	ATCO Ltd.		
	Class I Non-Voting Shares	Class II Voting Shares	Series 3 Preferred Shares
December	$55.21	$54.50	$26.50
November	60.60	59.98	26.25
October	63.50	62.50	27.00
September	58.09	58.15	26.65
August	56.15	56.03	26.70
July	58.00	58.39	26.71
June	55.87	55.21	27.18
May	55.29	53.48	27.30
April	49.09	50.00	27.83
March	47.00	46.51	27.61
February	44.49	45.00	27.00
January	46.53	47.75	27.80
Average	$54.15	$53.96	$27.04

END